April 7, 2010

Via EDGAR and Facsimile (202) 772-9204

Mr. H. Christopher Owings, Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Mail Stop 3561

Washington, D.C. 20549

RE:	RGC Resources, Inc.
Form 10-K for the Fiscal Year Ended September 30, 2009 Filed December 16, 2009 File No. 0-26591

Dear Mr. Thompson:

This letter contains the response of RGC Resources, Inc. (“RGC”) to the Staff’s letter of comments, dated March 29, 2010 (the “Staff Letter”), with respect to RGC’s Form 10-K for the fiscal year ended September 30, 2009 (“Form 10-K”). This letter has been submitted by facsimile and by EDGAR.

Set forth below are RGC’s responses to the Staff Letter. The numbered paragraphs in this letter correspond to the numbers contained in the Staff Letter. Page numbers referred to in the following paragraphs correspond to the page numbers of the Form 10-K. Capitalized terms that are not otherwise defined have the meanings given to them in the Form 10-K, unless the context indicates otherwise.

COMMENT:

Item 1. Business, page 2

Services, page 2

1.	In the last paragraph on page two you state that increases or decreases in the cost of natural gas are passed on to your customers through the “purchased gas adjustment

Mr. H. Christopher Owings, Assistant Director

April 4, 2010

mechanism.” You make similar references on page 20 of your Annual Report and page 13 of your financial statements. Please expand your discussion of the purchased gas adjustment mechanism to explain when, how and by whom it is implemented. In providing your additional disclosure, please make sure to address Item 101(h)(4)(ix) of Regulation S-K regarding the effects of the Virginia State Corporation Commission’s approval process on your purchased gas adjustment mechanism.

RESPONSE:

In order to provide more information regarding the application of the purchased gas adjustment mechanism, we would look to expand the explanation in footnote 1 in the Summary of Significant Accounting Policies as follows:

“Over/Under-Recovery of Natural Gas Costs—Pursuant to the provisions of the Company’s Purchased Gas Adjustment (“PGA”) clause, the SCC provides the Company with a method of passing along increases or decreases in natural gas costs incurred by regulated operations, including gains and losses on natural gas derivative hedging instruments, to its customers. On a quarterly basis, the Company files a PGA rate adjustment request to the SCC to adjust the gas cost component of its rates either up or down depending on projected price and activity. Once administrative approval is received, the Company adjusts the gas cost component of its rates to reflect the approved amount. As actual costs will differ from the projections used in establishing the PGA rate, The Company may either over-recover or under-recover its actual gas costs during the period. Any difference between actual costs incurred and costs recovered through the application of the PGA is reflected as a regulatory asset or liability. At the end of the deferral period, the balance of the net deferred charge or credit is amortized over an ensuing 12-month period as amounts are reflected in customer billings.”

COMMENT:

Item 9A(T). Controls and Procedures, page 9

Disclosure Controls and Procedures, page 9

2.	We note your disclosure that you maintain disclosure controls and procedures that are designed to be effective at a “reasonable assurance” level. Please revise your disclosure to state clearly, if true, that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at a reasonable assurance level. In the alternative, please remove the reference to the level of assurance of your disclosure controls and procedures. Please refer to Section II.F.4 of Management’s Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238.

Mr. H. Christopher Owings, Assistant Director

April 4, 2010

RESPONSE:

In future filings under Item 9A(T) or Item 9A, if true, we will state clearly that our “disclosure controls and procedures” are effective “at the reasonable assurance level.”

COMMENT:

Exhibit 13. 2009 Annual Report to Shareholders

Consolidated Statements of Cash Flows, page 7

3.	The reconciliation of net cash flow from operating activities using the indirect method should reconcile net income to net cash flow from operating activities. Please revise your presentation in future filings accordingly. Refer to FASB ASC 230-10-45-28).

RESPONSE:

In future filings we will reconcile net income to net cash flow from operating activities.

COMMENT:

Note 1 – Summary of Significant Accounting Policies, page 9

Earnings Per Share, page 13

4.	Please disclose those securities that could potentially dilute basic earnings per share in the future that were not included in the calculation of diluted earnings per share because to do so would have been antidilutive for the periods presented. Refer to FASB ASC 260-10-50-1. Please also disclose how non-vested shares of restricted stock are treated in your earnings per share computations.

RESPONSE:

For the periods presented, there were no potentially dilutive shares that were not included in the calculation of diluted earnings per share because they would have been antidultive. All restricted stock issued is treated as outstanding and is fully considered in the calculation of weighted average shares and fully diluted shares outstanding. See response to Comment No. 8 below.

Mr. H. Christopher Owings, Assistant Director

April 4, 2010

COMMENT:

Capital Resources and Liquidity, page 17

5.	Please expand your discussion in the last paragraph on page 18 to address how the less favorable terms of your renewed line-of-credit will affect your liquidity.

RESPONSE:

We would look to add the following language to the last paragraph on page 18:

“Although the renewal of the line-of-credit was on terms less favorable than previously in place, there should be no impact on the Company’s liquidity and availability to capital. The primary effect is higher borrowing costs due to the 50 basis point increase in the borrowing rate under the line-of-credit.”

COMMENT:

Note 6 – Income Taxes, page 22

6.	Please show us how to reconcile deferred income tax expense and amortization of investment tax credits to the amounts of deferred tax and investment tax credits presented in the statements of cash flows and to the change in the net deferred tax liability for each year. Also, please tell us the amounts of current and deferred income tax expense allocated to discontinued operations in 2008.

RESPONSE:

Please see the reconciliation below:

	Deferred Tax Asset	Deferred Tax Liability	Deferred ITC	Total
Balance 9/30/08	$2,187,795	$(5,471,667)	$(96,184)	$(3,380,056)

Deferred tax expense	607,973	(1,494,562)	30,158	(856,431)
Exercise of options	16,407	—	—	16,407
Change in measurement date	—	27,491	—	27,491
Rounding	—	—	1	1

Total per cash flow statement				(812,532)
Non cash transactions:
Derivative valuations	612,453	—	—	612,453
Benefit plan valuations	—	404,117	—	404,117

Balance 9/30/09	$3,424,628	$(6,534,621)	$(66,025)	$(3,176,018)

Mr. H. Christopher Owings, Assistant Director

April 4, 2010

	Deferred Tax Asset	Deferred Tax Liability	Deferred ITC	Total
Balance 9/30/07	$1,001,162	$(5,442,563)	$(127,760)	$(4,569,161)

Deferred tax expense	901,321	(619,292)	30,167	312,196
BGC Liability Transferred	—	165,772	—	165,772
Sale of Bluefield Va Assets	—	251,065	1,409	252,474

Total per cash flow statement				730,442
Non cash transactions:
Derivative valuations	285,312	—	—	285,312
Benefit plan valuations	—	173,351	—	173,351

Balance 9/30/08	$2,187,795	$(5,471,667)	$(96,184)	$(3,380,056)

Allocation of current and deferred expense to 2008 discontinued operations:

Current expense	$255,043
Deferred expense	(269,671)

Net tax benefit	$(14,628)

COMMENT:

Other Risks, page 23

Environmental Legislation, page 23

7.	We note your discussion on page 23 regarding the potential negative impact of environmental legislation. Please expand your disclosure to state whether you are aware of any such current legislation, and if so, its current status. Refer to Item 101(a)(4)(ix) of Regulation S-K.

Mr. H. Christopher Owings, Assistant Director

April 4, 2010

RESPONSE:

We would expand the disclosure on Environmental Legislation to include appending the following to the end of the current disclosure:

“The U. S. House of Representatives has approved H.R. 2454, ‘The American Clean Energy and Security Act of 2009’, sometimes referred to as the Waxman-Markey Climate Change Bill. A companion bill, the ‘Clean Energy Jobs and American Power Act’, sometimes referred to as the Kerry-Boxer Climate Change Bill, has been introduced in the U. S. Senate and has not been approved.

COMMENT:

Note 9 – Other Stock Plans, page 30

Restricted Stock Plan, page 31

8.	Please tell us how you measure and recognize compensation cost for restricted stock awards, including how you estimate the requisite service period. In addition, please disclose the following information in accordance with FASB ASC 718-10-50-2 or tell us why such disclosure is not required:

•

For the most recent year presented, the number and weighted-average grant date fair value of non-vested restricted stock awards at the beginning and end of the year and those granted, vested and forfeited during the year;

•	The weighted-average grant-date fair value of restricted stock awards granted during each year presented;

•	The total fair value of restricted stock awards vested during each year presented;

•	The total compensation cost for restricted stock awards recognized in income; and

•	The total compensation cost related to non-vested awards not yet recognized and the weighted average period over which it is expected to be recognized.

RESPONSE:

Restricted stock shares have the same rights as regular common shares including voting rights, the right to participate in capital adjustments and the right to receive dividends. Therefore, the use of the term vesting only relates to the limitations on the transferability of the shares and the potential forfeiture of shares due to a voluntary resignation during the director’s term or removal for cause. As a result, the Company recognizes as compensation the market value of the restricted stock in the

Mr. H. Christopher Owings, Assistant Director

April 4, 2010

period it is issued. The Company assumes there will be no forfeiture of the restricted stock as all directors are expected to complete their term. Since the inception of the Plan, no director has forfeited any shares of restricted stock. As the Company reflects compensation expense immediately upon issuance of the restricted stock, the applicable information is included in the footnote or it is not applicable based on the plan. In the next annual filing, we will include all relevant disclosures in tabular form.

*        *        *

RGC hereby acknowledges the following:

•	RGC is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	RGC may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your assistance in review of RGC’s periodic filings. Again, please contact RGC’s outside counsel Nicholas C. Conte at (540) 983-7630 if you have any questions or require any additional information.

Sincerely,
RGC RESOURCES, INC.

/s/ Howard T. Lyon
Howard T. Lyon
Vice-President, Treasurer and CFO

cc:	John B. Williamson, III, President and CEO Nicholas C. Conte, Woods Rogers PLC Talfourd H. Kemper, Jr., Woods Rogers PLC Jim Harrison, Brown Edwards & Company, LLP